New School Properties, Inc.

March 9, 2012

ARI Financial Services, Inc.

4745 W. 136th Street Suite 91

Leawood, Kansas 66224

Re: New School Properties, Inc. - Dealer Manager Agreement dated October 1, 2011

Dear Sirs:

Pursuant to the telephone discussion today, please accept this letter as written evidence of our mutual agreement to terminate the Wholesaling Addendum to the referenced Dealer Manager Agreement. By such mutual agreement, this Addendum is terminated immediately, effective this March 9, 2012. Except as modified by the termination of the Wholesaling Addendum, the referenced Dealer Manager Agreement shall remain in full force and effect.

To evidence your acceptance of the termination of the Wholesaling Addendum, please sign a copy of this letter and return it to us for our files. Thank you. We look forward to working iwth you on this successful completion of the New School Properties, Inc. Class A Common Shares offering.

Very truly yours,

/s/ Thomas N. Herbelin

By:

Thomas N. Herbelin

President and Chief Executive Officer

Sign to acknowledge agreement and termination of the Wholesaling Addendum.

ARI FINANCIAL SERVICES, INC.,

AS MANAGING DEALER

/s/ Brian Candler

By:

W. Brian Candler

Title: President